May 16, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street N.E.

Washington, DC 20549

Re:	Starbucks Corporation

Form 10-Q for the Quarter Ended March 31, 2019

Filed April 30, 2019

File No. 000-20322

Dear Division of Corporate Finance:

Starbucks Corporation (“Starbucks” or the “Company”) has received your letter dated May 6, 2019 with respect to the review by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Form 10-Q for the fiscal quarter ended March 31, 2019. Starbucks understands the importance of providing full and transparent disclosures in its 1934 Act filings and appreciates this feedback from the Staff. For your convenience, the comments in your May 6, 2019 letter are repeated herein and the Company’s responses are set forth immediately below such comments.

Form 10-Q: For the Fiscal Quarter Ended March 31, 2019

Notes to Consolidated Financial Statements

Note 2: Revenue Recognition

License Store Revenues, page 11

1.

We note from your disclosure initial nonrefundable pre-opening service fees, including site selection and evaluation, store development and design and operational training, are recognized upon completion of service. Please clarify your revenue recognition policy to specify the performance obligations included in contracts for licensed store arrangements. Your revised disclosure should indicate the goods or services promised in your licensing arrangements that are distinct and those that are combined to form a bundled performance obligation. Further please disclose why you believe it is appropriate to recognize pre-opening services upon completion of service. As part of your revised disclosure, please discuss the significant judgments made by management in evaluating the timing of satisfaction of the related performance obligations and when a customer obtains control of the promised good or service in accordance with ASC 606-10-50-17 and 19.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 16, 2019

RESPONSE:

With respect to our revenue recognition policy for identifying and specifying the performance obligations included in our licensed store contracts, we analyze individual promises made in the contracts in accordance with ASC 606-10-25-14. For the purposes of identifying performance obligations, our customer is defined as the licensee who engages with Starbucks to open and operate a licensed store location. Each distinct promise that transfers to the licensee is either a good or service or series of similar goods or services identified as a performance obligation. We consider goods or services to be distinct if the licensee receives a benefit from the goods or services on their own or in conjunction with other resources that are readily available and if our promise to transfer the goods or services to the customer can be separately identified and distinguished from other promises in the contract (ASC 606-10-25-19).

Relative to the individual promises in our licensed store contracts, we have identified three distinct, bundled performance obligations:

1.	License Performance Obligation: A license to develop and operate individual Starbucks store(s)

2.	Architectural/Design Performance Obligation: Site selection and the development and/or review of architectural plans and designs

3.	Training Performance Obligation: Training of licensee employees predominantly prior to the opening of each store

We considered transaction price allocation guidance in accordance with ASC 606-10-32-28 to determine how the upfront consideration should be allocated to the performance obligations. As the selling prices for each of the three performance obligations approximate their fair values, none of the upfront consideration received for architectural/design and training is allocated to the license. We recognize revenue when or as control of promised goods and services is transferred to a customer in an amount that reflects the consideration expected to be received for those goods and services. Control is considered to have transferred when the customer has the ability to direct the use of, and obtain substantially all of, the remaining benefits from the asset (ASC 606-10-25-25). For the license performance obligation (in which the symbolic intellectual property is the predominant promised component), we recognize a sales and usage-based royalty promised in exchange for our license of intellectual property to the licensee as the underlying sales occur in accordance with ASC 606-10-55-65. For the architectural/design and training performance obligations, which collectively comprise the pre-opening services we provide, we recognize revenue upon completion of services. Although performance obligations from pre-opening services are technically completed over a short period of time (generally no more than over a three to five-month period) immediately prior to store opening, it is management’s policy to recognize revenue at the point services are billed, which typically occurs at the time of store opening. We do not believe that the distinction in revenue recognition over time versus at a point in time is critical because: 1) the amounts are not material and 2) performance occurs over a relatively short period of time. Therefore, the minor delay in recognizing certain revenues relating to pre-opening services does not have a significant impact to our financial results. And in any event, there is no acceleration of revenue recognition that should otherwise be deferred.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 16, 2019

With respect to significant judgments management makes in evaluating the timing of performance obligation satisfaction and when the customer obtains control of the promised goods and services, we examined the nature of the arrangements to determine when control transfers to the customer and the customer obtains benefits from our performance. For the pre-opening service performance obligations, we transfer control of the goods and services upon completion of the new store set-up, which generally corresponds with the store opening date. At store opening, the customer has received all goods and services necessary to operate the location, and we view the customer as having received substantially all the benefits from our performance. As mentioned above, there is no significant timing difference between when services are performed and when revenue is recognized. For the license performance obligation, the customer accesses the license to our brand over time as sales occur in the licensed locations, and we recognize revenue under the sales or usage-based royalty accounting in accordance with ASC 606-10-55-65.

Based on the above considerations, we will expand our discussion of licensed store revenues in our future filings, beginning with our Form 10-Q for the fiscal quarter ending June 30, 2019 [changes are emphasized in bold]:

Licensed Store Revenues

Licensed store revenues primarily consist of product and equipment sales and royalties and other fees paid by licensees using the Starbucks brand. Sales of coffee, tea, food and related products are generally recognized upon shipment to licensees, depending on contract terms. Shipping charges billed to licensees are also recognized as revenue, and the related shipping costs are included in cost of sales including occupancy costs on our condensed consolidated statements of earnings.

We consider pre-opening services, including site evaluation and selection, store architectural/design and development and operational training, to be performance obligations that are separate from the license to operate under the Starbucks brand as these pre-opening services provide distinct value to our licensees, including business and industry insight and knowledge that transfer values apart from the license. Revenues associated to these pre-opening services are recognized upon completion of the related performance obligations, generally when a store is opened. Royalty revenues are recognized based upon a percentage of reported sales, and other continuing fees, such as marketing and service fees, are recognized as the performance obligations are satisfied.

2.

Additionally, please disclose the significant judgments made by management in determining pre-opening services are distinct from the license performance obligation, including the reason(s) why the associated revenues are satisfied at the point in time rather than over time.

RESPONSE:

As detailed above in our response to the Staff’s first comment, we consider goods or services to be distinct if the customer receives benefits from the goods or services on their own or with other resources that are readily available and if our promise to transfer the goods or services to the customer can be separately identified and distinguished from other promises in the contract (ASC 606-10-25-19). With respect to pre-opening services, these services are rendered before the license is transferred, and the utility of the pre-opening services is not enhanced by the license performance obligation, as the knowledge and outputs from these services are retained by the licensee without the

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 16, 2019

support and maintenance of the license. At the point of store opening, the customer is provided a set of business and industry insights and knowledge that is separate and distinct from the license. As such, we concluded that the customer can benefit from the services on their own without access to the license. We also believe that our promise to deliver the pre-opening services is separately identifiable from the transfer of the license. Access to the license does not significantly affect the licensee’s ability to use and benefit from the pre-opening services, as the licensee has retained the value from our pre-opening services. Additionally, provision of the license does not result in significant modification or customization of the pre-opening services the licensee has already received. Lastly, the license and pre-opening services are not highly interdependent or interrelated because we sell access to our marks and licenses independent of any promise to provide pre-opening services. Pre-opening services are performed in the time period immediately prior to store opening, and the licensee obtains substantially all the benefit from the services once the store opens; as such, the associated revenue is recognized at that time.

We advise the Staff to refer to our proposed disclosures in our future filings stated under our response to Question 1 above.

3.	Please disclose revenue recognized during the reporting period that was included in deferred revenue at the beginning of the period. Refer to ASC 606-10-50-8.

RESPONSE:

We advise the Staff that as we recognize revenue upon the completion of the pre-opening services, no such revenue was included in deferred revenue at the beginning of the period. In general, licensees do not prepay license fees or pre-opening services.

4.

Please disclose whether you elected to apply the new revenue recognition standard retrospectively to all or only to contracts that were not completed as of October 1, 2018. Refer to ASC 606-10-65-1(h).

RESPONSE:

We advise the Staff that we do not believe this disclosure is necessary, as our accounting treatment of pre-opening services was not changed by the new revenue recognition standard.

5.

Please revise your revenue footnote to include the disclosures required by ASC 606-10-65(i) as it relates to income statement line items affected in the current reporting period by the application of the new revenue recognition standard such as the accounting reclassification of breakage income.

RESPONSE:

We advise the Staff that our accounting treatment of pre-opening services was not changed by the new revenue recognition standard. Therefore, no income statement line items were impacted upon our adoption of the guidance for licensed store revenue, except for the change in accounting reclassification of breakage income that is included in our current disclosures.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 16, 2019

6.

Please explain to us why you believe recognition of the upfront payment of $7 billion from Nestlé on a straight-line basis over the estimated economic life of the arrangement provides a faithful depiction of the transfer the promises in licensing arrangement.

RESPONSE:

We advise the Staff that the upfront payment of $7 billion from Nestlé represents a prepayment for using our brands, trademarks, and trade names during the contractual term of the arrangement. Therefore, we consider that the performance obligation is a promise to a right to access our intellectual property. ASC 606-10-55-59 provides guidance on the characteristics of symbolic intellectual property:

[…] b Symbolic intellectual property. Intellectual property that is not functional intellectual property (that is, intellectual property that does not have significant standalone functionality). Because symbolic intellectual property does not have significant standalone functionality, substantially all of the utility of symbolic intellectual property is derived from its association with the entity’s past or ongoing activities, including its ordinary business activities.

Furthermore, ASC 606-10-55-60 requires that revenue from licensing symbolic intellectual property should be recognized over time if both of the following conditions are met:

[…] a Grant the customer rights to use and benefit from the entity’s intellectual property b Support or maintain the intellectual property. An entity generally supports or maintains symbolic intellectual property by continuing to undertake those activities from which the utility of the intellectual property is derived and/or refraining from activities or other actions that would significantly degrade the utility of the intellectual property.

As a consumer products company, our enterprise value is largely derived from our brand, trade logo, and trade names. As such, we will support, maintain, and protect these symbolic intellectual properties for the foreseeable future and certainly during the term of our arrangement with Nestlé. From a customer’s perspective, Nestlé began accessing the rights to use our brand and trademarks since contract inception and is expected to continue to do so throughout the term of the arrangement in order to market the products effectively. As the vendor in this arrangement, Starbucks has a license performance obligation that includes continuously providing access to the licenses within the contractual territories. Furthermore, Starbucks obligation to maintain the brand is the same every period throughout the term, and therefore the ratable recognition pattern is reflective of how the Company satisfies its obligation, which is the same each period.

We appreciate your consideration of the response provided herein and look forward to hearing from you shortly if you have any additional comments based upon such response. Please contact either Jill Walker, senior vice president Corporate Financial Services and chief accounting officer (by telephone at 206-318-7267 or by email at jwalker@starbucks.com), or the undersigned (by telephone at 206-318-3139 or by email pgrismer@starbucks.com).

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 16, 2019

Very truly yours,

/s/ Patrick Grismer
Patrick Grismer executive vice president, chief financial officer

cc:	Mr. Derek Standifer - Deloitte & Touche LLP, Seattle

Ms. Rachel Gonzalez, executive vice president, general counsel and secretary